Exhibit 99.1

CollPlant Biotechnologies Ltd.

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on Wednesday, July 29, 2026

The extraordinary general meeting of shareholders of CollPlant Biotechnologies Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, on Wednesday, July 29, 2026, at 10:00 a.m. Israel time, or at any adjournment (the “General Meeting”), for the following purposes:

1.	To approve the increase of the Company’s authorized share capital, from 30,000,000 ordinary shares, NIS 1.50 par value each (the “Ordinary Shares”), to 500,000,000 ordinary shares, NIS 1.50 par value each and to amend the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”) accordingly.

The Company is currently unaware of any other matters that may be raised at the General Meeting. If any other matters are properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares by the close of business on July 9, 2026 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote “FOR” the proposal.

Whether or not you plan to attend the General Meeting, it is important that your Ordinary Shares be represented. Accordingly, holders of Ordinary Shares (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the form of the voting instruction card.

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than July 29, 2026 at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Execution of the voting card and/or the proxy card will not in any way affect a shareholder’s right to attend the General Meeting, and any person has the right to revoke it at any time before the deadline by filing with the Company a written notice of revocation or a duly executed proxy card and/or voting instruction card bearing a later date.

The Board of Directors recommends the Company’s shareholders vote “FOR” the proposal on the agenda of the General Meeting, which is described in the attached Proxy Statement.

Sincerely,

Mr. Yehiel Tal
Chairman of the Board of Directors

July 7, 2026

CollPlant Biotechnologies Ltd.
4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, NIS 1.50 par value per share (the “Ordinary Shares”), of CollPlant Biotechnologies Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the extraordinary general meeting of shareholders (the “General Meeting”), to be held on Wednesday, July 29, 2026 at 10:00 a.m., Israel time, at the offices of Goldfarb Gross Seligman & Co. at One Azrieli Center, Round Building, 40th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

It is proposed at the General Meeting to adopt the following proposal or to consider the following item:

1.	To approve the increase of the Company’s authorized share capital, from 30,000,000 Ordinary Shares to 500,000,000 Ordinary Shares and to amend the Company’s Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles of Association”) accordingly.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than July 11, 2026.

Board Recommendation

The Board of Directors recommends that you vote “FOR” the proposal on the agenda.

Addition of Other Items on the Agenda

Currently, we are not aware of any other matters that will come before the General Meeting. If any other matters properly come before the General Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. One or more shareholder holding at least 1% of the voting rights in the general meeting is entitled to request the Board of Directors to include a proposal on the agenda of the General Meeting, provided that the proposal is appropriate to be discussed at a company’s general meeting, except that if such proposal concerns the inclusion of a candidate to the Board of Directors or a removal from office of a director, such request can be made only by a one or more shareholder/s holding at least 5% of the voting rights in the general meeting. Regulations promulgated under the Companies Law of 1999 (the “Companies Law”) provide that for this General Meeting, such a request may be provided within three days following the convening of the General Meeting.

Who Can Vote

Only shareholders at the close of business on Thursday, July 9, 2026 (the “Record Date”) shall be entitled to receive notice of and to vote at the General Meeting and any adjournment thereof. At the close of business on July 6, 2026, the Company had outstanding 18,908,207 Ordinary Shares, excluding 18,409 Ordinary Shares held in treasury, each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

How You Can Vote

Shareholders registered in the Company’s shareholders’ register may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than on July 29, 2026, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register who vote their Ordinary Shares by proxy card must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Ordinary Shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders who hold their Ordinary Shares in “street name” meaning in the name of a bank, broker or other record holder, through Computershare, must either direct the record holder of their Ordinary Shares how to vote their Ordinary Shares, or obtain a legal proxy from the record holder to vote at the General Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Ordinary Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Voting instructions cards are being distributed to holders of Ordinary Shares on or about July 15, 2026. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Ordinary Shares in person at the General Meeting if the shareholders are the record holder of the Ordinary Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Ordinary Shares). If a shareholder’s proxy is not received by the Company by Wednesday, July 29, 2026, at 06:00 a.m., Israel time, it shall not be valid at the General Meeting. Notwithstanding the aforesaid, each of the chairman of the General Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Multiple Record Holders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders of record whose Ordinary Shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

Two or more shareholders present, personally or by proxy, holding not less than 20% of the outstanding Ordinary Shares shall constitute a quorum for the General Meeting. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned for one week (to the same day, time and place), or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. If a quorum is not present at the adjourned General Meeting within half an hour from the time appointed for such adjourned General Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the General Meeting was convened. Abstentions are counted as holders present for the purpose of determining a quorum.

Vote Required for the Proposals

The approval of Proposal No. 1 requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Securities and Exchange Commission (the “Commission”). The Company’s filings with the Commission are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL.

Proposal No. 1

APPROVAL OF THE INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL, FROM 30,000,000 ORDINARY SHARES TO 500,000,000 ORDINARY SHARES AND AMENDMENT OF THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION ACCORDINGLY

The Company’s authorized share capital currently consists of NIS 45,000,000, divided into 30,000,000 Ordinary Shares, NIS 1.50 par value each. At the Meeting, shareholders will be asked to approve an increase in the Company’s authorized share capital to NIS 750,000,000, divided into 500,000,000 Ordinary Shares, NIS 1.50 par value each, and to approve an amendment to the Company’s Memorandum and Articles of Association accordingly.

Our Board of Directors has determined that increasing the authorized share capital of the Company is in the best interests of the Company and its shareholders. The proposed increase is intended to provide the Company with sufficient flexibility to meet its existing obligations and to pursue potential strategic opportunities that may arise from time to time.

In particular, the increase in the Company’s authorized share capital is necessary, among other things, to facilitate the due consummation of the private placement agreements entered into during the month of June 2026 (the “Private Placement”), pursuant to which the Company undertook to issue the investors in the Private Placement units comprising of Ordinary Shares, Pre-Funded Warrants, Series A Warrants and Series B Warrants, all exercisable into Ordinary Shares (such capitalized terms bearing the definitions ascribed to them in the Private Placement documents). In addition, the proposed increase is intended to provide the Company with adequate flexibility in connection with its ongoing evaluation of strategic alternatives aimed at maximizing shareholder value. Such alternatives may include, among other things, potential acquisitions, strategic transactions and other business combination opportunities. The availability of additional authorized share capital may enable the Company to consider and, if appropriate, pursue such opportunities, including transactions that may involve the issuance of Ordinary Shares or securities convertible into or exercisable for Ordinary Shares. The Company has no binding agreement or commitment with respect to any such transaction as of the date of this proxy statement.

In light of the above, the Board of Directors believes the increase in the authorized share capital to 500,000,000 Ordinary Shares is necessary to ensure that the Company can raise adequate capital and pursue business opportunities to meet its future business needs as they arise.

If approved at the Meeting, Section 4 of the Company’s binding Hebrew Memorandum of Association shall be amended to read as follows (free non-binding English translation):

“4.	The authorized share capital of the Company is NIS 750,000,000 (seven hundred and fifty million), subdivided into 500,000,000 (five hundred million) ordinary shares NIS 1.50 par value each.

Additionally, Section 10(a) of the Company’s binding Hebrew Articles of Association shall be amended to read as follows (free non-binding English translation):

“10. (a)	The authorized share capital of the Company is NIS 750,000,000 (seven hundred and fifty million), subdivided into 500,000,000 (five hundred million) ordinary shares NIS 1.50 par value each (the “Shares”).”

No further changes to the Memorandum and Articles of Association shall be made.

“RESOLVED, to approve an increase to the Company’s authorized share capital from 30,000,000 ordinary shares, NIS 1.50 par value each, to 500,000,000 ordinary shares, NIS 1.50 par value each, and to amend the Company’s Amended and Restated Memorandum and Articles of Association accordingly, as presented to the shareholders, and same hereby is, approved.”

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDERS HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 7, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 7, 2026, UNLESS STATED OTHERWISE, AND THE DISTRIBUTION OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER BUSINESS

Other than as set forth above, as of the distribution of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Company,

/s/ Mr. Yehiel Tal
Chairman of the Board of Directors

July 7, 2026

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